 

07025821

August 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 068/2007**

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV, V) in July 2007.

Date: August 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

AUG 1 3 2007

THOMSON FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

RECEIVED

2007 AUG -8 A 6: 33

OFFICE OF THE ...
CORPORATE FI...

SH 068/2007

August 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007

To: The President
      The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	18,083,700	13,660,200	16,000,000	14,256,100
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	12.269	32.681	37.981	35.353
Exercise Ratio (warrant : common share)	1:1.11410		1:1.09950	1 : 1.06582
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in July 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	3,985,700	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	5,287,424	11,613,177	19,445,000	15,756,100



END